UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

 (Mark One)

☒       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 001-10533

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

RIO TINTO AMERICA INC. 401(K) SAVINGS PLAN AND INVESTMENT PARTNERSHIP PLAN

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

6 St. James's Square
London SW1Y 4AD

United Kingdom

Rio Tinto America Inc. 401(k)
Savings Plan and Investment
Partnership Plan

Financial Report

December 31, 2017

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

South Jordan, Utah

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2017 and delinquent participant contributions for the year ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP

We have served as the Plan’s auditor since 2015.

Denver, Colorado

June 22, 2018

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016

Investments at fair value (Notes 3 and 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$ -	$ 469,845,790
Plan investments at fair value	505,023,641	-
Total investments at fair value	505,023,641	469,845,790

Receivables:
Participant contributions	414,656	377,631
Employer contributions	566,693	505,979
Notes from participants	3,568,227	3,511,353
Total receivables	4,549,576	4,394,963

Payables:
Fees payable	-	(101,633)
Total payables	-	(101,633)

Net assets available for benefits	$ 509,573,217	$ 474,139,120

See Notes to Financial Statements.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2017

Investment income:
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment income (Note 3)	$ 10,830,368
Dividends and interest	5,470,554
Net appreciation in fair value of investments	58,152,280
Total investment income	74,453,202

Interest income on notes from participants	159,653

Contributions:
Participants	10,909,319
Participant rollovers	1,143,560
Employer	14,298,690
Total contributions	26,351,569

Benefits paid to participants and loans deemed distributed	(66,438,180)

Administrative expenses	(161,061)

Net increase before transfers	34,365,183

Transfers to the Plan (Note 1)	1,068,914

Net increase after transfers	35,434,097

Net assets available for benefits:
Beginning of the year	474,139,120
End of the year	$ 509,573,217

See Notes to Financial Statements.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 1.          Description of the Plan

The following description of the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (the “Plan” or the “RTAI Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all nonrepresented employees of Rio Tinto America Inc. and its participating companies (collectively, the “Company” or the “Employer”), as defined in the plan document.  Rio Tinto America Inc. is an indirect wholly owned subsidiary of Rio Tinto plc.  All eligible full-time employees of the Company can participate in the Plan immediately upon employment. Part-time employees are eligible after completing 1,000 hours of service during a 12-month period.

The Rio Tinto America Inc. Benefits Governance Committee and the Investment Committee decided to transition the custodial and recordkeeping functions from State Street Bank & Trust Company (“State Street” or “Plan Trustee”) and Xerox HR Solutions, respectively, to Prudential Retirement Insurance and Annuity Company. This transition occurred on February 1, 2017. In order to facilitate this transition, a blackout period was established and enforced. For the period from 4:00 PM on January 31, 2017 through February 13, 2017 (the blackout period), participants were unable to direct or diversify investments in their individual accounts, or receive a distribution from the Plan. During the transition, the Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”) was dissolved and the Plan reverted to stand alone trust and plan accounting.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions: Participants may elect, under a salary reduction agreement, to contribute to the Plan an amount not less than one percent and not more than 50 percent of their eligible compensation on a before-tax basis through payroll deductions. Before-tax contributions are limited by the Internal Revenue Code (“IRC”), which established a maximum contribution of $18,000 ($24,000 for participants age 50 or over) for the year ended December 31, 2017. Participants may also elect to make after-tax contributions not less than one percent and not more than 50 percent of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 50 percent of each participant’s eligible compensation.

The Company matches participants’ before-tax and/or after-tax contributions to the Plan at 100 percent, up to the first six percent of their eligible compensation.

The Company makes Investment Partnership Plan (“IPP”) contributions. To be eligible for IPP contributions, active employees as of March 31, 2007, were given the choice to discontinue credited future benefit service under the Company-sponsored defined benefit pension plan, the Rio Tinto America Inc. Retirement Plan. Effective April 1, 2007, new participants in the Plan were eligible to receive IPP contributions. The Company contributes six percent of eligible compensation up to the Social Security wage base ($127,200 for 2017) and 11.7 percent of eligible compensation over the Social Security wage base.

Participants are not required to contribute to the Plan to receive IPP contributions. An employee who becomes disabled under the Company’s long-term disability plan and who has attained five years of service, as defined, will continue to receive IPP contributions from the Company until their termination of employment from the Company, based on such participant’s compensation at the date of disability.

Rollovers: An employee can make rollover contributions from another qualified plan or an individual retirement account (“IRA”) if certain criteria are met as set forth in the plan document.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 1.      Description of the Plan (Continued)

The Plan does not permit participants to invest rollover contributions into the common stock of the parent in the form of a unitized fund with American Depository Receipts (“ADRs”) (the “Company Stock Fund” or “Employer Stock Fund” or “Rio Tinto ADR Stock Fund”).

Participant accounts: Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, IPP contributions (if applicable), an allocation of the Plan earnings (losses), and administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Terminated participants are charged a quarterly fee to offset recordkeeping expenses.

Participant-directed options for investments: Participants have the option to allocate plan contributions among various investment options, including the Rio Tinto ADR Stock Fund. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination (except as noted below). Participants also have the option to invest in managed funds that are weighted by asset class, based on the participant’s retirement date. The funds assume participants will retire upon reaching age 65 and invest in various collective trust and mutual funds.

The Plan limits the total amount of participant contributions and the Company matching contributions to the Rio Tinto ADR Stock Fund to a maximum of 20 percent of such contributions. The Plan does not permit participants to transfer funds into the Rio Tinto ADR Stock Fund, including rollover contributions; however, participants are permitted to transfer funds out of the Rio Tinto ADR Stock Fund or to re-allocate their portfolio among all other funds with the exception of the Rio Tinto ADR Stock Fund. See Note 9.

Vesting: Participants are immediately vested in their contributions and Company matching contributions plus actual earnings or losses thereon. Vesting in the Company’s IPP contributions is graded based on completed years of service. A participant is 100 percent vested after three completed years of credited service in IPP contributions, or at time of death or attainment of age 65.

Payment of benefits: Upon termination, retirement, death or becoming permanently disabled, participants, or their beneficiaries may elect to receive lump-sum distributions, installment payments or rollover distributions in an amount equal to the value of the participants’ vested interests in their accounts. If a participant terminates employment and the participant’s account balance is less than $1,000, the Plan Administrator will authorize the benefit payment in a single lump-sum without the participant’s consent. During employment, participants may withdraw account balances for financial hardship and other in-service withdrawals, as defined.

Notes from participants: Participants may borrow from their total account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s total vested account balance. Note terms range from one to five years or up to 20 years for the purchase of a primary residence. Notes to participants are treated as a separate investment of the participant, and all principal and interest payments on note balances are credited to the participant account from which the note to the participant was made. Notes from participants bear interest at rates ranging from 4.25 percent to 7.75 percent at December 31, 2017.

Interest rates are two percent above the prime rate at the beginning of the last month preceding the calendar quarter in which the loan is approved, and are fixed for the term of the loan.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 1.      Description of the Plan (Continued)

Transfers: Company employees represented by a collective bargaining unit (represented employees) participate in the Kennecott Utah Copper Savings Plan for Represented Employees (the “KUC Plan”) and the U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees (the “Borax Plan”). If the employees change from represented to non-represented status during the year, their account balances are transferred from the respective represented plan to the RTAI Plan.

Forfeitures: Forfeitures are used to first restore re-employed participants’ IPP accounts and secondly to reduce future Company contributions or to pay administrative expenses of the Plan. At December 31, 2017 and 2016, forfeited non-vested accounts were approximately $1,195,000 and $293,000.  Approximately $124,000 in forfeitures were used to pay administrative expenses for the year ended December 31, 2017. No forfeitures were used to pay Company contributions for the year ended December 31, 2017.

If the distribution of a participant’s account is outstanding for five years or more, and reasonable efforts were made to locate the participant, such participant’s benefit may be forfeited. Any forfeitures from the Plan can be utilized to reinstate benefits should a participant or beneficiary make a claim for the forfeited benefit.

Note 2.          Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Concentrations, risks and uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. The Plan’s investment in the Invesco Stable Value Fund and the SSgA S&P 500 Index Fund represented 15.2 percent and 11.0 percent of the Plan’s total investment balance, respectively, at December 31, 2017. The Plan’s investment in the Invesco Stable Value Fund and the SSgA S&P 500 Index Fund represented 18.6 percent and 10.1 percent of the Plan’s total interest in the Master Trust at December 31, 2016. The Rio Tinto America Inc. Savings Plan Investment Committee (“Investment Committee”) monitors investment performance on a quarterly basis.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and/or Plan Trustee. See Note 4 for a discussion of fair value measurements.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 2.      Summary of Significant Accounting Policies (Continued)

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Expenses are recorded on the accrual basis.

Prior to the dissolution of the Master Trust, investment income (loss) was allocated to the Plan based upon its pro rata share in the net assets of the Master Trust. Expenses were allocated to the Plan based on actual costs incurred and its pro rata share in the net assets of the Master Trust and were recorded on the accrual basis.

Payment of benefits: Benefits are recorded when paid by the Plan.

Contributions: Employee contributions and related matching contributions are recorded when withheld from the participants’ compensation.

Administrative expenses: Certain investment advisor, legal and other administrative fees were paid from the Plan for the year ended December 31, 2017. The Company provides accounting and other services for the Plan at no cost to the Plan. All other expenses related to administering the Plan were paid by the Company, and were excluded from these financial statements.

The Plan (and formerly the Master Trust), has several fund managers that manage the investments held by the Plan. Fees for certain investment fund management services are included as a reduction of the return earned on each fund. These fees, net of expected revenue sharing, range from 0.04 percent to 1.05 percent of investment fund balances. The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc common stock ADRs are paid by the participants.

Certain fees have been withdrawn from participant accounts, and are held in an ERISA account within the Plan until they can be paid out to the service providers.

Notes from participants: Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded at December 31, 2017 or 2016. Defaulted notes from participants are recorded as a distribution in the year of default. Interest income from loans is recorded on the accrual basis.

Accounting guidance requires that participant loans be classified as notes from participants, which are segregated from plan investments. Notes from participants have been classified as an investment asset  on the Form 5500, as required for Form 5500 reporting purposes.

Subsequent events: The Plan Administrator has evaluated subsequent events through June 22, 2018, which is the date the financial statements were available to be issued. See Note 9.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 3.      Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

Prior to February 1, 2017, the Plan’s investments were included in the investments of the Master Trust. Each participating retirement plan had a divided interest in the Master Trust (based on the investment direction by plan participants in the various investment options offered through the Master Trust). The value of the Plan’s interest in the Master Trust was based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust were allocated to the individual plans based on the average daily balances. Accrued income, pending trades, and accrued expenses were de minimus at January 31, 2017 and December 31, 2016, and are included in the investment balances below. The Plan’s interest in the Master Trust was 67.4 percent and 67.3 percent at January 31, 2017 and December 31, 2016, respectively. As of January 31, 2017, the Master Trust also included the investment assets of the following retirement plans:

•         KUC Plan,

•         Borax Plan, and

•         Rio Tinto Alcan 401(k) Savings Plan for Former Employees.

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets at January 31, 2017 (prior to the transfer) and December 31, 2016:

January 31, 2017
			Plan’s Percent Interest in Master Trust
Master Trust Assets		Plan’s Interest in Master Trust

Investments at fair value:
Mutual funds	$ 386,391,002	$ 256,894,596	66.5
Stable value fund: collective investment trust	149,071,108	88,414,871	59.3
Collective trust funds	137,948,267	107,021,173	77.6
Rio Tinto plc common stock ADRs	27,836,586	20,627,218	74.1
Government Short-Term Investment Fund	5,055,284	3,065,801	60.6
Net Master Trust assets available for benefits	$ 706,302,247	$ 476,023,659	67.4

	December 31, 2016
		Plan’s Percent Interest in Master Trust
	Master Trust Assets	Plan’s Interest in Master Trust

Investments at fair value:
Mutual funds	$ 383,615,539	$ 256,295,677	66.8
Stable value fund: collective investment trust	149,603,512	87,320,926	58.4
Collective trust funds	135,641,433	105,177,505	77.5
Rio Tinto plc common stock ADRs	24,212,261	17,945,836	74.1
Government Short-Term Investment Fund	5,270,515	3,105,846	58.9
Net Master Trust assets available for benefits	$ 698,343,260	$ 469,845,790	67.3

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 3.      Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The following are changes in net assets for the Master Trust for the one-month period ended January 31, 2017:

Investment results:
Appreciation in fair value of investments, net of investment management fees	$ 14,938,604
Interest and dividends	333,441
Net investment results	15,272,045

Net transfers	(7,313,058)
Increase in net assets	7,958,987

Net assets:
Beginning of period	698,343,260
January 31, 2017 balance	706,302,247

Transfer to individual plan trusts	(706,302,247)
February 1, 2017 balance	$ -

Note 4.      Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:  Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2017 and 2016.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 4.      Fair Value Measurements (Continued)

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds are deemed to be actively traded.

Stable value fund: collective investment trust: The stable value fund is valued at NAV per unit as a practical expedient, which is calculated based on the fair values of the underlying funds. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The underlying funds include synthetic guaranteed investment contracts (“GICs”) and traditional GICs, for which contract value is used as the fair value, since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the fund, the issuer reserves the right to require 12 months’ notification in order to ensure that security liquidations will be carried out in an orderly manner.

Collective trust funds: The collective trust funds are valued at the NAV per unit as a practical expedient, which is based on the fair values of the underlying funds using a market approach. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Underlying equity investments for which market quotations are readily available are reported at the last reported sale price on their principal exchange, market or system on valuation date, or official close price of certain markets. If no sales are reported for that day, investments are valued at the last published sales price, the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the trustee of the fund. Underlying short-term investments are stated at amortized costs, which approximates fair value. Underlying registered investment companies or collective investment funds are valued at their respective NAV. Underlying fixed income investments are valued based on the basis of valuations furnished by independent pricing services. In the event current market prices or quotations are not readily available or deemed unreliable by the fund trustee, the fair value of the underlying fund will be determined in good faith by the fund trustee using alternative fair valuation methods. Participant transactions (purchases and sales) may occur daily, at NAV per unit. There are no restrictions on redemption.

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are valued at the closing price reported on the active market on which individual securities are traded.  At December 31, 2016, the fund included a cash component, which was valued at $1.00 per unit.

Government short-term investment fund (“STIF”): Consists of the State Street Global Advisors (“SSgA”) Government STIF which seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 4.      Fair Value Measurements (Continued)

The following tables set forth, by level within the fair value hierarchy, the Plan and Master Trust’s fair value measurements at December 31, 2017 and 2016, respectively:

	Plan Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$ 279,881,340	$ -	$ -	$ 279,881,340
Rio Tinto plc common stock ADRs (Note 5)	22,834,077	-	-	22,834,077
Total assets in the fair value hierarchy	$ 302,715,417	$ -	$ -	$ 302,715,417

Investments measured at net asset value (a):
Stable value fund: collective investment trust				76,654,048
Collective trust funds				125,654,176
Total investments measured at net asset value				202,308,224

Investments at fair value				$ 505,023,641

	Master Trust Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$ 383,615,539	$ -	$ -	$ 383,615,539
Rio Tinto plc common stock ADRs (Note 5)	24,212,261	-	-	24,212,261
Government Short-Term Investment Fund	-	5,270,515	-	5,270,515
Total assets in the fair value hierarchy	$ 407,827,800	$ 5,270,515	$ -	$ 413,098,315

Investments measured at net asset value (a):
Stable value fund: collective investment trust				149,603,512
Collective trust funds				135,641,433
Total investments measured at net asset value				285,244,945

Investments at fair value				$ 698,343,260

(a)        In accordance with ASC Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 4.      Fair Value Measurements (Continued)

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan (and previously the Master Trust), evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2017, there were no transfers between levels.

The Plan (and previously the Master Trust), follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.

The following table includes categories of investments within the Plan and Master Trust, respectively, where NAV is available as a practical expedient:

	Fair Value as of December 31
	2017 (Plan)	2016 (Master Trust)	Redemption Frequency	Redemption Notice Period
Stable value fund:
Invesco stable value trust	$ 76,654,048	$ 149,603,512	Daily	12 months**
Collective trust funds:
Bond investments	21,373,703	22,922,124	Daily*	None
Commodities futures market	4,007,823	4,284,085	Daily*	None
Foreign	22,409,151	23,921,864	Daily*	None
Large cap	55,597,002	60,225,709	Daily*	None
Real estate	3,245,079	3,205,616	Daily*	None
Small-mid cap	9,752,394	11,341,299	Daily*	None
U.S. fixed-income securities	9,269,024	9,740,736	Daily*	None

*The fund trustee, in its sole discretion, reserves the right to value any contributions or withdrawals as of the next succeeding valuation date or another date as the fund trustee deems appropriate.

**The redemption notice period relates to Company initiated events only.

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

Note 5.      Related Party and Parties-in-Interest Transactions

The Master Trust was managed by State Street. Therefore, certain transactions within the Master Trust qualified as party-in-interest transactions. The Plan (and previously the Master Trust) also holds collective trust funds that are managed by SSgA, the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services to State Street or SSgA were included as a reduction of the return earned on each investment.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 5.      Related Party and Parties-in-Interest Transactions (Continued)

The Plan (and previously the Master Trust) invests in Rio Tinto plc common stock ADRs. The Plan held 431,401 shares of Rio Tinto plc common stock ADRs at December 31, 2017, valued at $52.93. The Master Trust held 628,783 shares of Rio Tinto plc common stock ADRs at December 31, 2016, valued at $38.46. The cash component of this fund was approximately $68,000 at December 31, 2016. This fund did not have a cash balance as of December 31, 2017. During the one-month period ending January 31, 2017, purchases and sales of shares by the Master Trust totaled approximately $28,000 and $295,000, respectively. During the remaining eleven months of the year ended December 31, 2017, purchases and sales of shares by the Plan totaled approximately $1,381,000 and $2,479,000, respectively. During the year ended December 31, 2017, the Plan earned approximately $1,067,000 in dividends on this fund. As of December 31, 2017 and 2016, the Plan held notes receivable from participants totaling approximately $3,568,000 and $3,511,000, respectively. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 6.      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 7.      Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 4, 2015, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe the Plan and the related trust are tax-exempt.

The Plan Administrator has evaluated the Plan’s tax positions and concluded the Plan had maintained its tax-exempt status and had taken no uncertain tax positions which require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress.

Note 8.      Delinquent Participant Contributions

The Company erroneously failed to remit participant contributions and participant loan repayments to the Plan on a timely basis totaling approximately $4,986,000, $1,000, $2,926,000, and $2,622,000 for the years ended December 31, 2013, 2014, 2015, and 2016, respectively. During the year ended December 31, 2016, the Company remitted lost earnings on the 2013, 2014, 2015, and 2016 delinquent contributions, and filed the correction under the Voluntary Fiduciary Correction Program (“VFCP”).  A No Action letter was received from the Department of Labor (“DOL”) with respect to this VFCP application on July 28, 2017.

The Company subsequently determined that it erroneously failed to remit participant contributions and participant loan repayments totaling approximately $877,000 to the Plan on a timely basis for the year ended December 31, 2016, and erroneously failed to remit participant contributions and participant loan repayments totaling approximately $990,000 to the Plan on a timely basis for the year ended December 31, 2017. The Company remitted lost earnings on these late contributions and has begun the process of filing under the VFCP. See the accompanying supplemental Schedule of Delinquent Participant Contributions.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 9.      Subsequent Events

The Plan was amended, effective January 1, 2018, to make minor changes to the Plan’s beneficiary designation and spousal consent provisions, to slightly modify the definition of compensation, to add language to various plan provisions with respect to the Company’s parental leave program, and to add language regarding the contribution sources and vesting schedules related to transfers of participant assets into the Plan from other plans sponsored by the Company. The Plan was also amended, effective March 1, 2018, to make minor changes to the language pertaining to Plan limits and annual additions, and to close the Company Stock Fund to new contributions of any kind, including transfers, as of June 29, 2018.  The Plan was further amended, effective June 1, 2018, to slightly modify the definition of benefit-eligible compensation.

The Company received a letter dated May 9, 2018 notifying the Company that the Plan has been selected for DOL audit. No findings have been reported, and therefore, this has had no impact on the December 31, 2017 or 2016 balances.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
Year Ended December 31, 2017

EIN: 11-3359689; Plan Number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	PIMCO	PIMCO Total Return	$ 18,685,378
	Artisan	Artisan Mid Cap	19,670,804
	Harbor	Harbor Capital Appreciation	35,586,253
	Wells Fargo	Wells Fargo Small Cap Growth	11,264,930
	American Funds	American Funds EuroPacific Growth	15,596,781
	Dodge & Cox	Dodge & Cox Int'l Stock Fund	10,418,779
	Dodge & Cox	Dodge & Cox Stock Fund	41,534,816
	T. Rowe Price	T. Rowe Price Small Cap Value	11,362,889
	Vanguard	Vanguard Institutional Index	40,965,620
	Templeton	Templeton Global Bond	3,554,886
	Franklin	Franklin Int'l Small Cap Growth	3,683,027
	Invesco	Invesco Developing Markets	2,936,219
	Vanguard	Vanguard Mid Cap Value Index	12,899,240
	Vanguard	Vanguard High Dividend Yield	4,413,259
	MetWest	MetWest Total Return Bond	20,309,620
*	SSgA/Vanguard	SSgA/Vanguard ST Inflation Protected Securities	5,456,838
	Dodge & Cox	Dodge & Cox Int'l Stock	21,542,001
	Mutual Funds Total		279,881,340

*	SSgA	SSgA S&P 500 Index	55,597,002
*	SSgA	SSgA Russell Small MidCap Index	9,752,394
*	SSgA	SSgA Global Equity Index	22,409,151
*	SSgA	SSgA Bond Index	14,737,280
*	SSgA	SSaA Short Term Bond Index	9,269,024
*	SSgA	Bond Index	2,897,831
*	SSgA	SSgA Govt Protected Bond Index	3,738,592
*	SSgA	SSgA DJIA Commodities Index	4,007,823
*	SSgA	SSgA Global Real Estate Index	3,245,079
	Collective Trust Funds Total		125,654,176

	Invesco	Invesco Stable Value Collective Trust Fund	76,654,048

*	Rio Tinto	Rio Tinto plc Company Stock ADRs	22,834,077

*	Participants	Participant loans – due in various amounts through April 2037, with interest rates ranging from 4.25% to 7.75%	3,568,227
	Total		$ 508,591,868

*Represents party-in-interest

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
Year Ended December 31, 2017

EIN: 11-3359689
Plan Number: 002

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments Are Included: ⊠	Contributions Not Fully Corrected**	Contributions Corrected Outside the Voluntary Fiduciary Correction Program (VFCP)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002-51

2013	$ -	$ -	$-	$4,985,737*
2014	$ -	$ -	$-	$876*
2015	$ -	$ -	$-	$2,925,913*
2016	$ -	$ -	$876,556*(a)	$2,622,178*
2017	$ -	$ -	$989,902*(a)	$-

*Party-in-interest transaction

(a) The Company has remitted lost earnings on these delinquent contributions and has begun the process of filing under the VFCP.

 See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RIO TINTO AMERICA INC. 401(K) SAVINGS PLAN AND INVESTMENT PARTNERSHIP PLAN

By:	/s/ Kathy K. Pike
Name: Kathy K. Pike
Secretary-Rio Tinto America Inc. Benefit Governance Committee

Date: June 22, 2018

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm